RNS Director/PDMR Shareholding DIRECTOR/PDMR SHAREHOLDING UNILEVER PLC Released 16:35:07 18 May 2026 RNS Number : 7844E Unilever PLC 18 May 2026 Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1   Details of the person discharging managerial responsibilities / person closely associated a)   Name   Fernando Fernandez 2   Reason for the notification    a)   Position/status     Chief Executive Officer (Director) b)   Initial notification /Amendment   Initial Notification 3   Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor   a)   Name   Unilever PLC b)   LEI   549300MKFYEKVRWML317 4   Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted   a)   Description of the financial instrument, type of instrument   Identification code     Unilever PLC ordinary 3 1/2 pence shares   GB00BVZK7T90   b)   Nature of the transaction   116,372.115 PLC shares (Grant of PSP award shares) c) Currency GBP - British Pound d)   Price(s) and volume(s)       Price(s)   Volume(s) £ 42.235 116,372.115 e)   Aggregated information   - Volume   - Total       116,372.115   £4,914,976.28 f)   Date of the transaction   2026-05-14 g)   Place of the transaction   Outside a trading venue   Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1   Details of the person discharging managerial responsibilities / person closely associated a)   Name   Srinivas Phatak 2   Reason for the notification    a)   Position/status     Chief Financial Officer (Director) b)   Initial notification /Amendment   Initial Notification 3   Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor   a)   Name   Unilever PLC b)   LEI   549300MKFYEKVRWML317 4   Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted   a)   Description of the financial instrument, type of instrument   Identification code     Unilever PLC ordinary 3 1/2 pence shares   GB00BVZK7T90   b)   Nature of the transaction   65,112.981 PLC shares (Grant of PSP award shares)   c) Currency GBP - British Pound d)   Price(s) and volume(s)       Price(s)   Volume(s) £42.235 65,112.981   e)   Aggregated information   - Volume   - Total       65,112.981   £2,750,046.75 f)   Date of the transaction   2026-05-14 g)   Place of the transaction   Outside a trading venue   This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2026 London Stock Exchange plc. All rights reserved.